VanEck Vectors ETF Trust

666 Third Avenue, 9th Floor

New York, New York 10017

September 27, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

101 F Street, N.E.

Washington, D.C. 20549

Re:	VanEck Vectors ETF Trust (the “Trust”) File Numbers: 333-123257 and 811-10325

Post-Effective Amendment No. 2,573

Request for Withdrawal of Post-Effective Amendment Filing to the Trust’s Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby respectfully requests withdrawal of Post-Effective Amendment No. 2,562 (the “Amendment”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0000930413-17-002900) on August 11, 2017. The Amendment relates solely to VanEck Vectors Bitcoin Strategy ETF (the “Fund”). The Trust notes that on a call with the Staff on September 20, 2017, the Staff expressed the view that it is the Commission’s policy to not review a registration statement for a fund where the underlying instruments in which the fund intends to primarily invest are not yet available. The Staff requested that the Trust withdraw the Amendment until such time as the underlying instruments in which the Fund intends to primarily invest (i.e., bitcoin futures contracts) become available for investment. In response to the Staff’s request, we are requesting withdrawal of the Amendment.

The Amendment has not yet become effective and no securities have been sold in connection with the filing.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2048. Thank you.

Best regards,

/s/ Matthew A. Babinsky

Matthew A. Babinsky

Assistant Vice President and Assistant Secretary